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05038262

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING FEB 28 2005 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8-41101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFutures Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

11612 Bee Cave Road, Suite 100
(No. and Street)

Austin (City) Texas (State) 78738 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Debi Halbert 1-800-348-3601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 200 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D. Halbert, swear (or affirm) that, to the best c my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of ProFutures Financial Group, Inc., a of December 31, 20 04, are true and correct. I further swear (or affirm) tha neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JOANNE SULLIVAN
Notary Public, State of Texas
My Commission Expires:
June 25, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROFUTURES FINANCIAL GROUP, INC.

ANNUAL REPORT

December 31, 2004

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For The Year Ended December 31, 2004

PROFUTURES FINANCIAL GROUP, INC.

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
ProFutures Financial Group, Inc.

We have audited the accompanying statement of financial condition of ProFutures Financial Group, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFutures Financial Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
January 31, 2005

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS	
Cash and cash equivalents	$41,801
Warrants and common stock of The NASDAQ Stock Market, Inc. (cost – $18,900)	13,770
Total assets	$55,571
LIABILITIES	
Accounts payable	$ 3,682
Total liabilities	3,682
STOCKHOLDER'S EQUITY	
Common stock, no par value; authorized 20,000 shares; issued and outstanding 10,000 shares	12,000
Additional paid-in capital	49,360
Retained earnings (deficit)	(9,471)
Total stockholder's equity	51,889
Total liabilities and stockholder's equity	$55,571

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

REVENUE	
Commissions	$44,411
Interest	405
Unrealized gain on investments	1,015
Total revenue	45,831
EXPENSES	
Professional fees	9,690
Regulatory fees	27,761
Operating expenses	6,485
Total expenses	43,936
NET INCOME	$ 1,895

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2004

	No Par Value Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances, December 31, 2003	$12,000	$49,360	$(11,366)	$49,994
Net income for the year ended December 31, 2004	0	0	1,895	1,895
Balances, December 31, 2004	$12,000	$49,360	$ (9,471)	$51,889

See accompanying notes.

PROFUTURES FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

Cash flows from (for) operating activities	
Net income	$ 1,895
Adjustments to reconcile net income to net increase in cash and cash equivalents:	
Unrealized gain on investments	(1,015)
Decrease in due from affiliate	1,056
Increase in accounts payable	3,682
Net increase in cash and cash equivalents	5,618
Cash and cash equivalents – beginning of year	36,183
Cash and cash equivalents – end of year	$41,801

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General

ProFutures Financial Group, Inc. (the "Company") was organized on March 17, 1989 under the laws of Texas. The Company is a broker and dealer in securities registered with and regulated by the United States Securities and Exchange Commission and is a member firm of the National Association of Securities Dealers, Inc. Consistent with restrictions provided by the Company's registration, it does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Accounting

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and a money market mutual fund account.

D. Warrants and Common Stock

The Company's investment in warrants and common stock of The NASDAQ Stock Market, Inc. is reported at estimated market value. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations.

E. Income Taxes

The Company has elected "S" corporation status under the Internal Revenue Code, pursuant to which the Company does not pay U.S. corporate income tax on its taxable income. Instead, the stockholder is liable for individual income tax on the Company's taxable income.

Note 2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2004, the Company has net capital of $36,973, which is $31,973 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is .10 to 1.

Note 3. <u>RELATED PARTIES</u>

The Company is one of a group of corporations that share facilities and other resources and are related through common ownership and management. A portion of the Company's expenses are allocated from ProFutures, Inc. which provides management, administration, office space and other services to the Company. Substantially all of the Company's commission revenue is received from ProFutures, Inc. commensurate with an arrangement whereby ProFutures, Inc. generally funds the Company's direct and allocated expenses.

SUPPLEMENTARY INFORMATION

PROFUTURES FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004

Total stockholder's equity	$ 51,889
Deduct items not allowable for net capital:	
Non-allowable assets	(13,770)
Haircut on money market fund	(789)
Undue concentration	(357)
Net capital	$ 36,973
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 245
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 36,973
Minimum net capital requirement	5,000
Excess net capital	$ 31,973
Total aggregate indebtedness (total liabilities)	$ 3,682
Ratio of aggregate indebtedness to net capital	10%

Statement Pursuant to Paragraph (d) of Rule 17a-5

The computation of net capital and required net capital stated above is consistent with ProFutures Financial Group, Inc.'s computation of net capital and required net capital in the December 31, 2004 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

PROFUTURES FINANCIAL GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, ProFutures Financial Group, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

PROFUTURES FINANCIAL GROUP, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For The Year Ended December 31, 2004

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030 USA
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
ProFutures Financial Group, Inc.

In planning and performing our audit of the financial statements and supplementary information of ProFutures Financial Group, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
January 31, 2005